Janeane Ferrari Partner Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Direct 212.407.4209 Main 212.407.4000 jferrari@loeb.com

Via Edgar

May 23, 2024

Irene Paik
J. Nolan McWilliams
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tesseract Collective, Inc.
Amendment No. 4 to Draft Offering Statement on Form 1-A
Submitted April 9, 2024
CIK: 0001934924

Dear Ms. Paik and Mr. McWilliams:

On behalf of our client, Tesseract Collective, Inc., a Delaware corporation (the “Company” or “Tesseract”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated May 14, 2024 (the “Comment Letter”) regarding the Company’s Draft Offering Statement on Form 1-A (the “Offering Statement”).

Contemporaneously, the Company is submitting via EDGAR Amendment No. 5 to the Offering Statement (“Amendment No. 5”), which reflects the Company’s response to the comments received from the Staff and certain updated information. For ease of reference, the comments contained in the Comment Letter are printed below and are followed by the Company’s responses. All page references in the responses set forth below refer to the page numbers in Amendment No. 5.  Any capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 5.

Amendment No. 4 to Draft Offering Statement on Form 1-A

Risk Factors, page 14

1.
We note your disclosure on page 1 that you have no intention of operating in the NFT, crypto asset, or cryptocurrency markets, or transacting in cryptocurrency. We note other disclosures throughout the document indicating that you may still hold digital assets, or be operating in the digital asset space. Please revise your next amendment for consistency.

RESPONSE: Disclosure on pages 1, 48 and other relevant locations of Amendment No. 3 was updated in response to the Staff’s comment.  Although some of the art the Company’s Art Curators or artists produce may be in the form of digital art, because the contractual rights to mint NFTs are currently, and will continue to be, specifically excluded from the Company’s Global Master Licenses, placing the COFAs on the blockchain in the form of NFTs will not be a part of the Company’s business plan, and the Company has no intention of engaging in the business of creating, licensing or selling NFTs or operating in the NFT, crypto asset, or cryptocurrency markets, or transacting in cryptocurrency.  The Company intends to use any digital art created by its Art Curators to generate physical art products and merchandise, use on websites, or sell to third parties without minting NFTs or placing the digital art on a blockchain.

2.
We note that your Amended and Restated Certificate of Incorporation contains a forum selection provision. Please provide risk factor disclosure related to your forum selection provision and discuss the effects that your exclusive forum provision may have on potential investors including, but not limited to, increased costs to bringing a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. In addition, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE: Disclosure on pages 33-34 of Amendment No. 3 was updated in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 43

3.
We note your disclosure on page 74 that George Kremer is the Managing Director of Homebase Ltd., which beneficially owns 7.3% of the outstanding shares of common stock of the company. We also note that the Series A Preferred Stock sale was a condition for entering into the Kremer License Agreement. Where you reference the Preferred Stock Investor, please clearly disclose the connection between the Kremer License Agreement and the Series A Preferred Stock sale.

RESPONSE: Disclosure on page 45 of Amendment No. 3 was updated in response to the Staff’s comment, including confirmation that the Series A Preferred Stock sale was not a condition for Aetas Aurea Holding Ltd., entering into the Kremer License Agreement.

Please call me at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Janeane Ferrari
Janeane Ferrari
Partner, Loeb & Loeb LLP